Exhibit 99.2

COMPENSATION COMMITTEE CHARTER

AGROZ INC.

Effective: [DATE]

PURPOSE

The purpose of the Compensation Committee (the “Compensation Committee”) of the board of directors (the “Board”) of Agroz Inc. (the “Company”) is to assist the Board with oversight of executive compensation.

MEMBERSHIP

Size: The Compensation Committee shall consist of two or more members of the Board.

Appointment/Term/Removal: The members of the Compensation Committee shall be appointed by the Board based on recommendations from the Nominating and Corporate Governance Committee. The members of the Compensation Committee shall serve for such term or terms as the Board may determine or until earlier resignation or death. The Board may remove any member from the Compensation Committee at any time with or without cause.

STRUCTURE AND OPERATIONS

Leadership: The Board shall designate a member of the Compensation Committee as the chairperson based on recommendations of the Nominating and Corporate Governance Committee.

Meetings: The Compensation Committee shall meet at least quarterly at such times and places as it deems necessary to fulfill its responsibilities. The agenda and materials for Compensation Committee meetings will be prepared by the Compensation Committee chairperson in consultation with the other Compensation Committee members. The Compensation Committee shall keep minutes of its proceedings and report regularly to the Board regarding its discussions and actions and shall make recommendations to the Board as appropriate. The Compensation Committee is governed by the same rules regarding meetings (including meetings in person or by telephone or other similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board.

The Compensation Committee may invite any members of management to its meetings as it deems appropriate. However, the Compensation Committee shall meet regularly without such individuals present, and in all cases the chief executive officer (“CEO”) and any other officers shall not be present at meetings at which their compensation or performance is discussed or determined.

Onboarding/Education: The Company will provide new members of the Compensation Committee with appropriate onboarding briefings, and the full Compensation Committee with educational resources and opportunities related to executive compensation and other matters as may be appropriate or requested by the Compensation Committee.

Outside Advisors: The Compensation Committee shall have the authority, in its sole discretion, to retain and terminate a compensation consultant, outside legal counsel and such other advisors as it deems necessary to fulfill its duties and responsibilities under this Charter. However, the Compensation Committee shall not be required to implement or act consistently with the advice or recommendations of the compensation consultant, outside legal counsel or other advisor, and the authority granted in this Charter shall not affect the ability or obligation of the Compensation Committee to exercise its own judgment in fulfillment of its duties under this Charter. The Compensation Committee shall set the compensation and retention terms and oversee the work of the compensation consultant, outside legal counsel or any other advisors. Any communications between the Compensation Committee and its outside legal counsel will be privileged communications.

Compensation Consultant Independence/Conflicts of Interest: In retaining or seeking advice from compensation consultants, the Compensation Committee must take into consideration the factors specified in the rules of Nasdaq. The Compensation Committee may retain, or receive advice from, any compensation consultant they prefer, including ones that are not independent, after considering the specified factors. The Compensation Committee is not required to assess the independence of any compensation consultant or other advisor that acts in a role limited to consulting on any broad-based plan that does not discriminate in scope, terms or operation in favor of executive officers or directors and that is generally available to all salaried employees or providing information that is not customized for a particular company or that is customized based on parameters that are not developed by the consultant or advisor, and about which the consultant or advisor does not provide advice. The Compensation Committee shall evaluate whether any compensation consultant retained or to be retained by it has any conflict of interest.

Funding: The Compensation Committee shall receive appropriate funding from the Company, as determined by the Compensation Committee in its capacity as a committee of the Board, for the payment of compensation to any compensation consultant, outside legal counsel and any other advisors, and the ordinary administrative expenses of the Compensation Committee that are necessary or appropriate in carrying out its duties.

Delegation of Authority: The Compensation Committee shall have the authority to delegate any of its responsibilities, along with the authority to take action in relation to such responsibilities, to one or more subcommittees as the Compensation Committee may deem appropriate in its sole discretion.

Books and Records: The Compensation Committee will have access to the Company’s books, records, facilities and personnel.

DUTIES AND RESPONSIBILITIES

The Compensation Committee shall have the following authority and responsibilities:

1.	Compensation Philosophy: To oversee the Company’s overall compensation philosophy, policies and programs, and assess whether the Company’s compensation philosophy establishes appropriate incentives for management and employees.

2.	CEO Compensation: To review and approve annually the corporate goals and objectives applicable to the compensation of the CEO, evaluate at least annually the CEO’s performance in light of those goals and objectives, and make recommendations to the Board regarding the CEO’s compensation level based on this evaluation. In evaluating and making recommendations to the Board regarding the long-term incentive component of CEO compensation, the Compensation Committee may consider the Company’s performance and relative stockholder return, the value of similar incentive awards given to CEOs at comparable companies and the awards given to the Company’s CEO in past years. In evaluating and making recommendations to the Board regarding CEO compensation, the Compensation Committee shall consider the results of the most recent stockholder advisory vote on executive compensation (“Say-on-Pay Vote”) required by Section 14A of the Exchange Act.

3.	Executive Officer Compensation: To review and approve annually the compensation of all other executive officers. In evaluating executive compensation, the Compensation Committee shall consider the results of the most recent Say-on-Pay Vote.

4.	Incentive/Equity Plans: To review, and make recommendations to the Board regarding, incentive compensation plans and equity-based plans and proposals regarding any such plans to be included in the Company’s proxy statement. The Compensation Committee shall also have the authority to administer the Company’s incentive compensation plans and equity- based plans, including designation of the employees to whom the awards are to be granted, the amount of the award or equity to be granted and the terms and conditions applicable to each award or grant, subject to the provisions of each plan. In reviewing and making recommendations to the Board regarding incentive compensation plans and equity-based plans, including whether to adopt, amend or terminate any such plans, the Compensation Committee shall consider the results of the most recent Say-on-Pay Vote.

5.	Employee Benefit Plans: To monitor the effectiveness of non-equity based benefit plan offerings, including but not limited to non-qualified deferred compensation, fringe benefits and any perquisites, in particular those pertaining to executive officers, and approve any material new employee benefit plan or change to an existing plan that creates a material financial commitment by the Company. In its discretion, the Compensation Committee may otherwise approve, amend, modify, ratify or interpret the terms of, or terminate, any non- equity based benefit plan or delegate such authority to the extent such delegation is permitted. In regard to employee benefit plans, the Compensation Committee’s role shall be one of oversight and, except as the Compensation Committee otherwise expressly determines or applicable law otherwise expressly requires, the Compensation Committee shall not act as a fiduciary with respect to any benefit plans or programs under the Employee Retirement Income Security Act of 1974 or otherwise.

6.	Peer Group: To set the composition of the peer company group used for market comparison for executive compensation.

7.	Compensation Disclosure: To review and discuss with management the Company’s Compensation Discussion and Analysis (“CD&A”) and the related executive compensation information, and determine whether or not to recommend the CD&A and related executive compensation information be included in the Company’s annual report on Form 10-K and proxy statement, and produce the compensation committee report on executive officer compensation required to be included in the Company’s proxy statement or annual report on Form 10-K.

8.	Employment/Severance Agreements: To review any employment agreements and any severance arrangements or plans, including any benefits to be provided in connection with a change in control, for the CEO and other executive officers, which includes the ability to adopt, amend and terminate such agreements, arrangements or plans.

9.	Stock Ownership Guidelines: To determine stock ownership guidelines for the directors, CEO, and other executive officers and monitor compliance with such guidelines.

10.	Risk Management: To review the Company’s incentive compensation arrangements to determine whether they encourage excessive risk-taking, to review and discuss at least annually the relationship between risk management policies and practices and compensation, and to evaluate compensation policies and practices that could mitigate any such risk.

11.	Human Capital Management: To assist the Board in its oversight of human capital management, including corporate culture, diversity and inclusion, recruiting, retention, attrition, talent management, career development and progression, succession, and employee relations.

12.	Say-on-Pay Frequency: To review and recommend to the Board for approval the frequency with which the Company will conduct Say-on-Pay Votes, taking into account the results of the most recent stockholder advisory vote on the frequency of Say-on-Pay Votes required by Section 14A of the Exchange Act, and to review and approve the proposals regarding the Say-on-Pay Vote and the frequency of the Say-on-Pay Vote to be included in the Company’s proxy statement.

13.	Director Compensation: To review all director compensation and benefits for service on the Board and Board committees at least once a year and to recommend any changes to the Board as necessary.

14.	Compensation Committee Performance Evaluation: To conduct an annual evaluation of the performance of its duties under this Charter and to present the results of the evaluation to the Board. The Compensation Committee shall conduct this evaluation in such manner as it deems appropriate.

15.	Compensation Committee Charter Review: To review this Charter at least annually and recommend any proposed changes to the Board for approval.

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